PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 9, 1997)

                                2,000,000 SHARES

                    MID-AMERICA APARTMENT COMMUNITIES, INC.
             9 3/8% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                            ------------------------

DIVIDENDS ON THE 9 3/8% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, (THE "SERIES C PREFERRED STOCK") OF MID-AMERICA APARTMENT COMMUNITIES, INC. (THE
 "COMPANY") WILL BE CUMULATIVE FROM THE DATE OF ORIGINAL ISSUE AND WILL BE
   PAYABLE QUARTERLY ON THE FIFTEENTH DAY OF JANUARY, APRIL, JULY AND OCTOBER OF EACH YEAR, COMMENCING OCTOBER 15, 1998, AT THE RATE OF 9 3/8% OF THE
    LIQUIDATION PREFERENCE PER ANNUM (EQUIVALENT TO $2.34375          PER
     ANNUM PER SHARE). SEE "DESCRIPTION OF SERIES C PREFERRED
                             STOCK -- DIVIDENDS."

THE SERIES C PREFERRED STOCK IS NOT REDEEMABLE PRIOR TO JUNE 30, 2003. ON OR AFTER JUNE 30, 2003, THE SERIES C PREFERRED STOCK MAY BE REDEEMED AT THE OPTION
 OF THE COMPANY IN WHOLE OR IN PART, AT A REDEMPTION PRICE OF $25.00 PER
   SHARE, PLUS ACCRUED AND UNPAID DIVIDENDS, IF ANY, TO THE REDEMPTION DATE. THE REDEMPTION PRICE (OTHER THAN THE PORTION THEREOF CONSISTING OF
    ACCRUED AND UNPAID DIVIDENDS) WILL BE PAYABLE SOLELY OUT OF THE SALE
     PROCEEDS OF OTHER CAPITAL STOCK OF THE COMPANY, WHICH MAY INCLUDE
     OTHER SERIES OF THE COMPANY'S PREFERRED STOCK, AND FROM NO OTHER
      SOURCE. THE SERIES C PREFERRED STOCK HAS NO STATED MATURITY AND
       WILL NOT BE SUBJECT TO ANY SINKING FUND OR MANDATORY REDEMPTION,
       EXCEPT UNDER CIRCUMSTANCES DESCRIBED BELOW, AND WILL NOT BE
        CONVERTIBLE INTO ANY OTHER SECURITIES OF THE COMPANY. SEE
           "DESCRIPTION OF SERIES C PREFERRED STOCK -- REDEMPTION."

IN ORDER TO ENSURE THAT THE COMPANY CONTINUES TO MEET THE REQUIREMENTS FOR QUALIFICATION AS A REIT FOR FEDERAL INCOME TAX PURPOSES, SHARES OF THE SERIES C
 PREFERRED STOCK SHALL BE DEEMED "EXCESS SHARES" PURSUANT TO THE COMPANY'S
   CHARTER IF A HOLDER OWNS MORE THAN 9.9% IN VALUE OF THE COMPANY'S OUTSTANDING CAPITAL STOCK, AND THE COMPANY WILL HAVE THE RIGHT TO
    PURCHASE EXCESS SHARES FROM THE HOLDER. SEE "DESCRIPTION OF SERIES
                                  C PREFERRED STOCK -- RESTRICTIONS ON
                                  OWNERSHIP."
                            ------------------------

APPLICATION WILL BE MADE TO LIST THE SERIES C PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "MAA PRC." TRADING OF SERIES C PREFERRED
 STOCK ON THE NEW YORK STOCK EXCHANGE IS EXPECTED TO COMMENCE    WITHIN THE
   30-DAY PERIOD AFTER INITIAL DELIVERY OF THE SERIES C PREFERRED STOCK. SEE
                               "UNDERWRITERS."

SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT AND
   PAGE 7 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS     RELEVANT
               TO AN INVESTMENT IN THE SERIES C PREFERRED STOCK.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
       THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                                  CONTRARY IS A CRIMINAL OFFENSE.

                ------------------------------------------------
                               PRICE $25 A SHARE

                    ------------------------------------------------------------

                                      UNDERWRITING
                     PRICE TO        DISCOUNTS AND        PROCEEDS TO THE
                      PUBLIC         COMMISSIONS(1)          COMPANY(2)
                   ------------      ---------------      ---------------
PER SHARE.........    $25.00            $0.7875               $24.2125
TOTAL............. $50,000,000         $1,575,000          $48,425,000

------------

  (1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

  (2) BEFORE DEDUCTING EXPENSES OF THE OFFERING ESTIMATED AT $200,000.

                            ------------------------

     THE SHARES OF SERIES C PREFERRED STOCK ARE OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY HUNTON & WILLIAMS, COUNSEL TO THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES OF SERIES C PREFERRED STOCK WILL BE MADE ON OR ABOUT JUNE 30, 1998 THROUGH THE FACILITIES OF DTC, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                            ------------------------

MORGAN STANLEY DEAN WITTER
             MORGAN KEEGAN & COMPANY, INC.
                          RAYMOND JAMES & ASSOCIATES, INC.
                                                   THE ROBINSON-HUMPHREY COMPANY

JUNE 25, 1998

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR PRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY AND/OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF THE ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

     This Prospectus Supplement and the Prospectus to which it relates, including documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" incorporated by reference herein.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
The Offering.........................    S-3
The Company..........................    S-5
Recent Developments..................    S-5
Risk Factors.........................    S-6
Use of Proceeds......................    S-7
Capitalization.......................    S-8
Description of Series C Preferred
  Stock..............................    S-9
Taxation.............................   S-14
Underwriters.........................   S-17
Experts..............................   S-18
Legal Opinions.......................   S-18
Incorporation of Certain Documents by
  Reference..........................   S-18
             PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Prospectus Summary...................     4
Risk Factors.........................     7
Use of Proceeds......................    12
Consolidated Ratio of Earnings to
  Combined Fixed Charges and
  Preferred Stock Distributions and
  Consolidated Ratio of Earnings to
  Fixed Charges......................    13
Description of Capital Stock.........    14
Description of Debt Securities.......    18
Description of Securities Warrants...    28
Federal Income Tax Considerations....    30
Plan of Distribution.................    43
Experts..............................    44
Legal Matters........................    44

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES C PREFERRED STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SERIES C PREFERRED STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                  THE OFFERING

SECURITIES OFFERED.......................... 2,000,000 shares of 9 3/8% Series C
                                             Cumulative Redeemable Preferred
                                             Stock.

DIVIDENDS................................... Cumulative commencing June 30, 1998 at the rate of 9 3/8% of the
                                             liquidation preference per annum
                                             (equivalent to $2.34375 per annum per
                                             share) payable quarterly in arrears
                                             on the fifteenth day of January,
                                             April, July and October of each year,
                                             commencing October 15, 1998.

LIQUIDATION PREFERENCE...................... $25.00 per share, plus an amount equal to accrued and unpaid
                                             dividends.

REDEMPTION AT OPTION OF THE COMPANY......... Except in certain circumstances related to the preservation of the
                                             Company's status as a REIT, the
                                             Series C Preferred Stock is not
                                             redeemable prior to June 30, 2003. On
                                             or after June 30, 2003, the Series C
                                             Preferred Stock will be redeemable by
                                             the Company, in whole or in part, at
                                             the option of the Company, for a
                                             redemption price equal to the
                                             liquidation preference per share. The
                                             redemption price (other than the
                                             portion thereof consisting of accrued
                                             and unpaid dividends) will be payable
                                             solely out of proceeds of the sale of
                                             other capital stock of the Company,
                                             which may include other series of the
                                             Company's Preferred Stock, and from
                                             no other source.

VOTING RIGHTS............................... If dividends on the Series C
                                             Preferred Stock or any Parity Stock
                                             (as defined below) are in arrears for
                                             six or more quarterly dividend
                                             periods, whether or not consecutive,
                                             holders of the Series C Preferred
                                             Stock (voting together as a single
                                             class with holders of shares of any
                                             series of Preferred Stock ranking on
                                             a parity with the Series C Preferred
                                             Stock with respect, in each case, to
                                             the payment of dividends and amounts
                                             upon liquidation, dissolution and
                                             winding up ("Parity Stock")) will
                                             have the right to elect two
                                             additional directors to serve on the
                                             Company's Board of Directors until
                                             such dividend arrearage is
                                             eliminated. In addition, certain
                                             changes that would be materially
                                             adverse to the rights of holders of
                                             the Series C Preferred Stock or
                                             Parity Stock cannot be made without
                                             the affirmative vote of two-thirds of
                                             the shares of Series C Preferred
                                             Stock and the shares of any Parity
                                             Stock similarly affected, voting as a
                                             single class, entitled to be cast
                                             thereon.

RANKING..................................... The Series C Preferred Stock will be equal in rank with the Company's 9.5%
                                             Series A Cumulative Preferred Stock,
                                             $25 liquidation preference per share
                                             (the "Series A Preferred Stock")
                                             and its 8 7/8% Series B Cumulative
                                             Preferred Stock, $25 liquidation
                                             preference per share (the "Series B
                                             Preferred Stock") and senior to the
                                             Company's common stock, par value
                                             $.01 per share (the "Common Stock")
                                             with respect to the payment of
                                             dividends and amounts upon
                                             liquidation, dissolution or winding
                                             up.

CONVERSION RIGHTS........................... The Series C Preferred Stock is not
                                             convertible into any other securities
                                             of the Company.

                                      S-3

TRADING..................................... Application will be made to list the
                                             Series C Preferred Stock on the New
                                             York Stock Exchange under the symbol
                                             "MAA PrC." Trading of the Series C
                                             Preferred Stock on the New York Stock
                                             Exchange is expected to commence
                                             within the 30-day period after the
                                             initial delivery of the Series C
                                             Preferred Stock. The underwriters
                                             have advised the Company that they
                                             intend to make a market in the Series
                                             C Preferred Stock prior to the
                                             commencement of trading on the New
                                             York Stock Exchange. The Underwriters
                                             will have no obligation to make a
                                             market in the Series C Preferred
                                             Stock, however, and may cease market
                                             making activities, if commenced, at
                                             any time.

USE OF PROCEEDS............................. The net proceeds from the Offering will be contributed to Mid-America
                                             Apartments, L.P., a Tennessee limited
                                             partnership (the "Operating
                                             Partnership"), of which the Company
                                             is the sole general partner. The
                                             Operating Partnership will issue to
                                             the Company 2,000,000 units of Class
                                             C Preferred Units of limited
                                             partnership interest ("Class C
                                             Preferred Units") which will have
                                             economic terms substantially similar
                                             to the Series C Preferred Stock and
                                             which will be equal in rank with the
                                             Operating Partnership's Class A
                                             Preferred Units and Class B Preferred
                                             Units issued in conjunction with the
                                             Company's issuance of the Series A
                                             Preferred Stock, and Series B
                                             Preferred Stock, respectively, and
                                             senior to the Operating Partnership's
                                             common units of partnership
                                             interests. The Operating Partnership
                                             intends to use the contributed net
                                             proceeds to repay outstanding debt
                                             under the Operating Partnership's
                                             credit line.

RESTRICTIONS ON OWNERSHIP................... Subject to certain exceptions, no person, directly or indirectly, may
                                             own more than 9.9% in value of the
                                             Company's outstanding capital stock.
                                             See "Description of the Series C
                                             Preferred Stock -- Restrictions on
                                             Ownership." Under certain transfer
                                             restrictions contained in the
                                             Company's Charter, the shares of
                                             Series C Preferred Stock may become
                                             Excess Shares in order, among other
                                             things, to ensure that the Company
                                             continues to qualify as a REIT for
                                             federal income tax purposes. See
                                             "Description of Capital
                                             Stock -- Ownership Limitations" in
                                             the accompanying Prospectus.

                                  THE COMPANY

     The Company is a Memphis Tennessee-based self-administered and self-managed real estate investment trust ("REIT") which, as of March 31, 1998, owned and operated 118 apartment communities containing 31,307 apartment units in 13 states (the "Communities"). The Company manages 42 properties containing 5,227 apartment units in which it does not have an ownership interest.

     Founded in 1977 by George E. Cates, the Company's Chairman of the Board of Directors and Chief Executive Officer, the Company's predecessor grew from an operator of a single 252-unit apartment community in Memphis, Tennessee into a fully-integrated owner and operator of 5,580 apartment units in 22 apartment communities in four southeastern states immediately prior to the Company's initial public offering in February 1994 (the "Initial Offering"). From the time of the Initial Offering through March 31, 1998, the Company's portfolio has increased by a net 96 apartment communities containing 25,727 apartment units.

     In November 1997, the Company acquired Flournoy Development Company ("FDC"), certain of its affiliated entities and FDC's apartment communities (the "FDC Merger"). As a result of these transactions, the Company now owns, manages, develops and builds apartment communities throughout the Southeast and in Texas.

     The Company seeks to acquire and develop apartment communities appealing to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 71% of the Company's apartment units are located in the Tennessee, Georgia, Florida and Texas markets. The Company's strategic focus is to provide its residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. The Company utilizes its experience and expertise in maintenance, landscaping, marketing and management to effectively "reposition" many of the apartment communities it acquires to raise occupancy levels and per unit average rentals. The following table sets forth certain operating data regarding the Company for the periods indicated.

                                         1997       1996       1995
                                       ---------  ---------  ---------
Apartment units at year end..........     30,579     19,280     18,220
Average monthly rental per apartment
  unit at year end...................       $568       $529       $508
Average occupancy for the year.......       94.7%      95.4%      95.2%

     As of March 31, 1998, the executive officers and directors of the Company beneficially owned approximately 17% of the combined outstanding Common Stock and common units of limited partnership interest in the Operating Partnership. Stock and other incentive compensation plans are used to motivate employees to meet long-term management goals that are consistent with creating value for the Company's shareholders.

     The Company's principal executive offices are located at 6584 Poplar Avenue, Suite 340, Memphis, Tennessee 38128 and its telephone number is (901) 682-6600.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     On May 29, 1998, the Company acquired the 220-unit Georgetown Grove Apartment Community in Savannah, Georgia for approximately $12.8 million, consisting of the assumption of approximately $10.5 million of existing indebtedness and approximately $2.3 million in cash.

     On May 6, 1998, the Company acquired the 200-unit Eagle Ridge Apartments in Birmingham, Alabama for approximately $8.4 million, consisting of the assumption of approximately $6.4 million of existing indebtedness and approximately $2 million in cash.

     On February 26, 1998, the Company acquired the 152-unit Van Mark Apartments in Huntsville, Alabama for approximately $5.1 million in cash.

     On February 5, 1998, the Company acquired the 240-unit Walden Run Apartments in McDonough, Georgia for approximately $13.4 million in cash.

RECENT DISPOSITIONS

     On June 9, 1998 the Company sold the 212-unit Redford Park Apartment Community in Conroe, Texas for approximately $5.8 million. The Company used approximately $3.5 million of the net proceeds to repay an outstanding mortgage on the property.

RECENT FINANCING ACTIVITY

     In March 1998, the Company increased the maximum credit under the Operating Partnership's credit line from $110 million to $200 million. The other terms of the credit line, including an interest rate of London Interbank Offering Rate ("LIBOR") plus 125 basis points, remain substantially unchanged as a result of the increase in the credit limit.

     On March 13, 1998, the Company issued a mortgage of $36.2 million, refinancing $29.1 million of existing loans that bore interest at varying rates. The new mortgage loan accrues interest at a fixed annual rate of 7%, is amortized over 25 years, and matures in 2005.

     On March 3, 1998, the Company, through a special-purpose limited partnership subsidiary of the Company, issued $142 million of 6.376% First Mortgage Bonds, due 2003, which are secured by first priority deeds of trust, security agreements and assignments of rents on 26 Communities. The net proceeds from the sale of the bonds were used to repay indebtedness incurred in connection with the FDC Merger.

CHANGES IN MANAGEMENT

     In April 1998, Ralph Horn, Chairman and Chief Executive Officer of First Tennessee National Corporation and First Tennessee Bank National Association, was appointed to the Company's Board of Directors to fill the vacancy created by the resignation of Michael B. Yanney in February 1998. Mr. Yanney resigned due to excessive time commitments.

     On June 12, 1998, John J. Byrne III resigned as a director due to excessive commitments to various business ventures. No replacement for Mr. Byrne has been selected.

                                  RISK FACTORS

RISKS RELATED TO PARITY PREFERRED STOCK AND THE ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Company's charter (the "Charter") does not limit the issuance of additional shares of preferred stock ranking in parity with or superior to the Series C Preferred Stock. As of the date of this Prospectus Supplement, there are 2,000,000 shares of Series A Preferred Stock and 1,938,830 shares of Series B Preferred Stock issued and outstanding which rank in parity with the Series C Preferred Stock with respect to the payment of dividends and amounts on liquidation, dissolution and winding up. Moreover, dividends in respect of the Series A Preferred Stock and the Series B Preferred Stock are paid monthly, the practical effect of which is that a portion of such dividends are paid prior to dividends on the Series C Preferred Stock. The issuance of additional preferred stock in parity with or superior to the Series C Preferred Stock could have the effect of diluting the interests of holders of the Series C Preferred Stock. None of the provisions relating to the Series C Preferred Stock contain any provisions affording the holders of the Series C Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, that might adversely affect the holders of the Series C Preferred Stock.

INCREASE IN DEVELOPMENT ACTIVITY

     In connection with the FDC Merger, the Company acquired certain development stage projects and has publicly announced its plans to increase its development activities generally. Property development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs and new project commencement risks such as competition for suitable development sites, receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of substantial development costs in connection with projects that are not pursued to completion. In addition, funds used to pursue development activities do not produce returns to the Company's shareholders prior to completion of the development. If development projects are not completed on time or on budget or if projected occupancy levels and rental rates are not achieved, the Company's returns from the development projects may not meet the Company's expectations. There can be no assurance that the Company's increased development activity will not have a material adverse effect on the Company's cash flow and ability to pay dividends on the Series C Preferred Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of the Series C Preferred Stock are estimated at approximately $48.2 million after payment of the underwriters discounts and commissions and estimated expenses of the Offering. The Company intends to contribute the net proceeds to the Operating Partnership, of which the Company is the sole general partner. The Operating Partnership will issue to the Company 2,000,000 Class C Preferred Units having distribution, liquidation, redemption and other features substantially identical to the terms of the Series C Preferred Stock. The Class C Preferred Units will be equal in rank with the Operating Partnership's Class A Preferred Units and Class B Preferred Units issued in conjunction with the Company's issuance of the Series A Preferred Stock and Series B Preferred Stock, respectively, and senior to the Operating Partnership's common units of partnership interests, with respect to regular distributions and distributions upon liquidation, dissolution and winding up. The Operating Partnership intends to use the contributed net proceeds to repay indebtedness under the Operating Partnership's credit line. The credit line bears interest at an annual rate equal to LIBOR plus 125 basis points and is secured by first mortgage deeds of trust on certain of the Communities. The credit line matures in November 1999. Borrowings under the credit line have been used for acquisitions and development of additional apartment units. At May 31, 1998 the balance on the Operating Partnership's credit line was $91.8 million.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on March 31, 1998 and as adjusted to give effect to the issuance of the Series C Preferred Stock offered by this Prospectus Supplement. This table should be read in conjunction with the Company's historical financial statements and related notes incorporated by reference herein.

                                             MARCH 31, 1998
                                       ---------------------------
                                        HISTORICAL    AS ADJUSTED
                                       ------------   ------------
                                             (IN THOUSANDS)
Debt:
     Notes payable...................  $    666,132    $   617,907
                                       ------------   ------------
Minority interest....................        64,559         64,559
                                       ------------   ------------
Shareholders' Equity:
     Preferred Stock, $.01 par value
       per share, 20,000,000 shares
       authorized --.................
          No shares of 9 3/8% Series
             C Cumulative Redeemable
             Preferred Stock,
             Liquidation Preference
             $25 per share issued and
             outstanding; 2,000,000
             shares issued and
             outstanding as
             adjusted................       --                  20
          1,938,830 shares of 8 7/8%
             Series B Cumulative
             Preferred Stock,
             Liquidation Preference
             $25 per share, issued
             and outstanding.........            19             19
          2,000,000 shares of 9.5%
             Series A Cumulative
             Preferred Stock,
             Liquidation Preference
             $25 per share, issued
             and outstanding.........            20             20
     Common Stock, $.01 par value per
       share, 50,000,000 shares
       authorized, 18,610,912 shares
       issued and outstanding........           186            186
     Additional paid-in capital......       501,907        550,112
     Other...........................        (1,935)        (1,935)
     Accumulated deficit.............       (42,550)       (42,550)
                                       ------------   ------------
          Total shareholders'
             equity..................       457,647        505,872
                                       ------------   ------------
Total Capitalization.................  $  1,188,338    $ 1,188,338
                                       ============   ============

                    DESCRIPTION OF SERIES C PREFERRED STOCK

     THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE SERIES C PREFERRED STOCK CONTAINED IN THIS PROSPECTUS SUPPLEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE TERMS AND PROVISIONS OF THE CHARTER AND BYLAWS, AS AMENDED, WHICH ARE INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS, AND THE AMENDMENT TO THE CHARTER SETTING FORTH THE PARTICULAR TERMS OF THE SERIES C PREFERRED STOCK (THE "SERIES C AMENDMENT"), COPIES OF WHICH ARE AVAILABLE FROM THE COMPANY.

GENERAL

     The Charter authorizes the issuance of 20,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"), of which 2,000,000 shares of the Company's 9.5% Series A Cumulative Preferred Stock, liquidation preference $25.00 per share, and 1,938,830 shares of the Company's 8 7/8% Series B Cumulative Preferred Stock, liquidation preference $25.00 per share, were outstanding on March 31, 1998. The Preferred Stock may be issued from time to time in one or more series, without shareholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof as shall be established by the Board of Directors. Thus, without shareholder approval, the Company could issue Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Series C Preferred Stock.

     On June 24, 1998, the Board of Directors authorized the Company to classify and issue the Series C Preferred Stock as part of the 20,000,000 shares of the Company's authorized Preferred Stock and approved the form of the Series C Amendment.

     When issued, the Series C Preferred Stock will be validly issued, fully paid and nonassessable. The holders of the Series C Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series C Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series C Preferred Stock. Unless redeemed by the Company on or after June 30, 2003, the Series C Preferred Stock will have a perpetual term, with no maturity. Application will be made to list the Series C Preferred Stock on the New York Stock Exchange under the symbol "MAA PrC." Trading of Series C Preferred Stock on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Series C Preferred Stock. See "Underwriters."

RANKING

     The Series C Preferred Stock will rank senior to the Common Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. The Series C Preferred Stock will rank on a parity with the Series A Preferred Stock and the Series B Preferred Stock with respect to payment of dividends and amounts upon liquidation, dissolution and winding up.

     While any shares of Series C Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series C Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series C Preferred Stock and all other Voting Preferred Shares (defined below), voting as a single class. However, the Company may create additional classes of stock or issue series of Preferred Stock ranking on a parity with the Series C Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Stock") without the consent of any holder of Series C Preferred Stock. The Series A Preferred Stock and the Series B Preferred Stock are each Parity Stock. See
" -- Voting Rights."

DIVIDENDS

     Holders of shares of Series C Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, cumulative cash dividends payable at the rate of 9 3/8% of the liquidation preference per annum (equivalent to $2.34375 per annum per share). Dividends on the Series C Preferred Stock will accrue and be cumulative from the date of original issuance of the Series C Preferred Stock and shall be payable quarterly in arrears on the fifteenth calendar day of January, April, July and October of each year (and if such day is not a business day, then no later than the next succeeding business day), commencing October 15, 1998 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, which shall be on or about the first day of the calendar months in which the dividend payment dates fall or such other dates not less than 10 days nor more than 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Accumulations of dividends on shares of Series C Preferred Stock will not bear interest. Dividends payable on the Series C Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series C Preferred Stock for all prior dividend periods. If accrued dividends on the Series C Preferred Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series C Preferred Stock for any dividend period and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series C Preferred Stock and such Parity Stock.

     The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee incentive or benefit plan of the Company or any subsidiary), unless (A) all cumulative dividends with respect to the Series C Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series C Preferred Stock and any Parity Stock. The foregoing limitations do not restrict the Company's ability to take the foregoing actions with respect to any Parity Stock.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series C Preferred Stock.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series C Preferred Stock will be entitled to receive $25.00 per share of Series C Preferred Stock plus an amount per share of Series C Preferred Stock equal to all dividends (whether or not declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more.

     Until the holders of the Series C Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series C Preferred Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series C Preferred Stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series C Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

REDEMPTION

     The Series C Preferred Stock is not redeemable prior to June 30, 2003. However, in order to ensure that the Company will continue to meet the requirement for qualification as a REIT, the Series C Preferred Stock will be subject to provisions in the Charter pursuant to which shares of capital stock of the Company owned by a shareholder in excess of 9.9% in value of the outstanding shares of capital stock of the Company (the "Ownership Limit") will be deemed "Excess Shares," and the Company will have the right to purchase such Excess Shares from the holder. See " -- Restrictions on Ownership."

     On or after June 30, 2003, the shares of Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price equal to the Liquidation Preference of the Series C Preferred Stock to be redeemed, including accrued and unpaid dividends. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, and not from any other source. For purposes of the preceding sentence, the term "capital stock" means any equity securities (including Common Stock and Preferred Stock), shares, interests, participation or other ownership interests (however designated), depositary shares representing any of the foregoing, and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. In order to exercise its redemption option, the Company must issue a press release announcing the redemption.

     Notice of redemption will be given by mail or by publication in a newspaper of general circulation in the City of New York once per week for at least two successive weeks to the holders of the Series C Preferred Stock not more than four business days after the Company issues the press release announcing its intention to redeem the Series C Preferred Stock. A similar notice furnished by the Company will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series C Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. The redemption date will be a date selected by the Company not less than 30 nor more than 60 days after the date on which the Company issues the press release announcing its intention to redeem the Series C Preferred Stock. If fewer than all of the shares of Series C Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company.

     On the redemption date, the Company must pay on each share of Series C Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears up to the redemption date, except that in the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series C Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series C Preferred Stock called for redemption after the redemption date.

     In the event that full cumulative dividends on the Series C Preferred Stock and any Parity Stock have not been paid or declared and set apart for payment, the Series C Preferred Stock may not be redeemed in whole or in part, and the Company may not purchase or acquire shares of Series C Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series C Preferred Stock.

     On and after the date fixed for redemption, provided that the Company has made available at the office of the Registrar and Transfer Agent sufficient net proceeds from the sale of other capital stock of the Company to effect the redemption, dividends will cease to accrue on the Series C Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series C Preferred Stock at the close of business on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Series C Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series C Preferred Stock (unless the Company defaults in the delivery of the shares of Common Stock deliverable in exchange therefor) will without any further action, no longer be deemed a holder of the number of shares of Series C Preferred Stock to be redeemed.

VOTING RIGHTS

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series C Preferred Stock will have no voting rights.

     If six or more quarterly dividends payable on the Series C Preferred Stock or any other Parity Stock are in arrears, whether or not declared and whether or not consecutive, the number of directors then constituting the Board of Directors of the Company will be increased by two and the holders of shares of Series C Preferred Stock, voting together as a class with the holders of any other series of Parity Stock (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Company's Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Series C Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the current quarterly period on the Series C Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding shares of Series C Preferred Stock and all other series of Voting Preferred Shares similarly affected, voting as a single class, will be required in order to amend the Charter or the Series C Amendment to affect materially and adversely the rights, preferences or voting power of the holders of the Series C Preferred Stock or the Voting Preferred Shares or to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series C Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity and Junior Stock, increase the authorized number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series C Preferred Stock.

     When exercising the voting rights described above, each share of Series C Preferred Stock shall have one vote per share, except that when voting as a single class with the Voting Preferred Shares, each share of Series C Preferred Stock and Voting Preferred Shares shall have one vote per $25.00 of stated liquidation preference.

     Except as required by law, the holders of Series C Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

     In addition, under Tennessee law, the Series C Preferred Stock will be entitled to vote as a separate voting group if the Series C Preferred Stock is affected by certain amendments to the Charter, whether made by filing articles of amendment or by a merger or share exchange. In particular, if a proposed amendment to the Charter requires shareholder action, a separate class or series of shares will be entitled to vote as a separate voting group on any amendment that would: (i) increase or decrease the aggregate number of authorized shares of that class; (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class; (iii) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class; (iv) change the designation, rights, preferences, or limitations of any shares of the class; (v) change the shares of all or part of the class into a different number of shares of the same class;
(vi) create a new class or change a class with subordinate and inferior rights into a class of shares, having rights or preferences with respect to distributions or dissolution that are prior, superior, or substantially equal to the shares of the class, or increase the rights, preferences or number of authorized shares of any class having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class; (vii) limit or deny an existing preemptive right of all or part of the shares of the class, if any; (viii) authorize the issuance as a share dividend of shares of such class in respect of shares of another class;
(ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class; or (x) change the corporation into a non-profit corporation or a cooperative organization. If a proposed amendment would affect a series or class of shares in one or more of the ways described in this paragraph, the shares of that series or class are entitled to vote as a separate voting group on the proposed amendment. The above mandatory voting rights apply regardless of whether the change is favorable or unfavorable to the affected series or class. A mandatory voting right also is given to class or series of shares for approval of a share dividend payable in the shares of that class or series on the shares of another class or series. Unless the Charter, the Bylaws, or the Board of Directors requires a higher vote, the vote required within each voting group will be a majority of shares actually cast at a meeting at which a quorum is present, except that if the proposed amendment creates dissenters' rights for any voting group, the vote required within that voting group will be a majority of the total votes in that voting group entitled to be cast on the amendment.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     Shares of Series C Preferred Stock will not be convertible into any other securities of the Company.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit shall be deemed Excess Shares held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include the Company) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder thereof will not be entitled to vote, the Excess Shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Shares prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limit shall be repaid to the Company upon demand.

     Excess Shares are further subject to transfer at the direction of the Board of Directors. If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds the amount paid by such holder for the Excess Shares.

     In addition, the Company will have the right, for a period of six months during the time any Excess Shares are held by the holder in trust, to redeem all or any portion of the Excess Shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the Charter) of the capital stock on the date the Company gives notice of its intent to redeem such Excess Shares. The six month period begins on the date on which the Company receives written notice of the transfer or other event resulting in the classification of capital stock as Excess Shares.

     Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limit may have the effect of precluding acquisition of control of the Company.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND REDEMPTION AGENT

     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series C Preferred Stock will be AmSouth Bank, Birmingham, Alabama.

                                    TAXATION

     This section is a general summary of the material federal income tax considerations that may be relevant to prospective purchasers of shares of Series C Preferred Stock under the Code and is based upon applicable Code provisions, rules and regulations promulgated thereunder, and reported judicial and administrative interpretations thereof, all of which are subject to change (possibly on a retroactive basis).

     The following discussion does not include all matters that may be relevant to any particular holder of shares of Series C Preferred Stock in light of such holder's particular facts and circumstances. Certain holders, such as foreign persons, tax-exempt entities, insurance companies and financial institutions, may be subject to special rules not discussed below. In particular, the following discussion does not discuss issues under the Employee Retirement Income Security Act of 1974, as amended, the Foreign Investment in Real Property Tax Act of 1980, and foreign, state and local tax laws.

     Each prospective purchaser should review the discussion under "Federal Income Tax Considerations" in the accompanying Prospectus for a more complete discussion of the tax considerations relative to an investment in the Company's capital stock. In addition, each prospective purchaser should consult, and must depend on, his own tax advisor regarding the specific tax consequences to him of the purchase, ownership, and sale of the shares of Series C Preferred Stock and of the Company's election to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

TAXATION OF THE SHAREHOLDERS OF THE COMPANY

     DISTRIBUTIONS TO HOLDERS. Distributions with respect to the Series C Preferred Stock will be taxable as dividends to the extent of the Company's current or accumulated earnings and profits as determined for federal income tax purposes. For purposes of determining whether a distribution is made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to the Preferred Stock (pro rata among the series of Preferred Stock) and then to the Common Stock. Distributions with respect to the Series C Preferred Stock in excess of earnings and profits will be treated first as a tax-free return of capital to the holder, to the extent of the holder's basis in such stock (and will correspondingly reduce such basis) and then as a capital gain, to the extent of any excess over such basis (assuming the holder holds the Series C Preferred Stock as a capital asset).

     Dividends will be taxed as ordinary income to the holder except to the extent that the dividend is a distribution of the Company's net capital gain and is properly designated by the Company as a capital gain dividend. The Company presently intends to designate the respective dividends paid by the Company to the holders of all classes of the Preferred Stock and Common Stock in such a manner that the aggregate dividends paid to the holders of each such class of stock annually will have the same relative proportions of capital gain dividends (if any are so designated) and ordinary income dividends. The Company will notify each holder of the Series C Preferred Stock as to the portions of each distribution which, in its judgment and consistent with the intention stated in the preceding sentence, constitute ordinary income and capital gain.

     Capital gain distributions to corporate holders are generally taxed in the same manner as ordinary income, except that capital losses of such holders are deductible only to the extent of capital gains. Under Section 291 of the Code, however, corporate holders may be required to treat up to 20% of any such capital gain as ordinary income. For noncorporate shareholders, net capital gains are taxed at a maximum rate of either 28% (for sales or exchanges of assets held for more than one year, but not more than 18 months) or 20% (for sales or exchanges of assets held for more than 18 months), while short-term capital gains and ordinary income are taxed at a maximum rate of 39.6%. However, because of certain limitations on itemized deductions and personal exemptions, the effective rate may be higher in certain circumstances. Except to a very limited extent, capital losses of noncorporate shareholders are deductible only to the extent of capital gains.

     Ordinary and capital gain dividends are not eligible for the dividends-received deduction that is generally allowed to corporate shareholders.

     SALE OR EXCHANGE OF SERIES C PREFERRED STOCK. Upon the sale or exchange of Series C Preferred Stock, the holder will recognize gain or loss equal to the difference between the amount realized on such sale and the tax basis of such Series C Preferred Stock. Assuming such stock is held as a capital asset, such gain or loss will be a long-term capital gain or loss if the Series C Preferred Stock has been held for more than one year. However, any loss recognized by a holder on the sale of a share of Series C Preferred Stock held for not more than six months and with respect to which a capital gain dividend was received will be treated as a long-term capital loss to the extent of the amount of distributions from the Company with respect to such share that was required to be treated by such holder as long-term capital gain.

     REDEMPTION OF SERIES C PREFERRED STOCK. The treatment to be accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Series C Preferred Stock can only be determined on the basis of particular facts as to each holder of Series C Preferred Stock at the time of redemption. In general a holder of Series C Preferred Stock will recognize capital gain or loss measured by the difference between the amount realized by the holder upon the redemption and such holder's adjusted tax basis in the Series C Preferred Stock redeemed (provided the Series C Preferred Stock is held as a capital asset) if such redemption (i) results in a "complete termination" of the holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's stock interest in the Company under Section 302(b)(2) of the Code (which generally will not be the case if only Series C Preferred Stock is redeemed, since such stock generally does not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the holder of Series C Preferred Stock under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series C Preferred Stock depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series C Preferred Stock will be treated as a distribution on the Series C Preferred Stock as described above (see Distributions to Holders). If the redemption is taxed as a dividend, the holder's adjusted tax basis in the redeemed shares of Series C Preferred Stock will be transferred to any other shares of stock of the Company held by such holder. If, however, the holder of the Series C Preferred Stock holds no other stock of the Company, such basis could be transferred to a related person or it may be lost.

     UNRELATED BUSINESS INCOME TAX OF PENSION TRUSTS. If any exempt pension trust described in Section 401(a) becomes the owner of more than 10% (by value) of the outstanding stock of the Company and certain other conditions (generally related to the existence of a high concentration of ownership of Company stock in the hands of such pension trusts) are satisfied, a portion of the dividends received by the pension trust with respect to its Company stock may be subject to the unrelated business income tax. Exempt pension trusts should consult their tax advisors regarding the advisability of acquiring more than 10% (by value) of the outstanding stock of the Company.

     BACKUP WITHHOLDING. Under the backup withholding provisions of the Code and applicable Treasury regulations thereunder a holder of Series C Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or redemption of, such stock unless
(i) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     OTHER TAX MATTERS. Holders of Series C Preferred Stock will not be permitted to deduct any losses of the Company (whether ordinary or capital) on their own income tax returns. In addition, under regulations to be promulgated by the Treasury Department, holders of Series C Preferred Stock may be required to report as tax preference items or adjustments certain items and adjustments of the Company for purposes of determining the holders' alternative minimum tax liability, if any.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated June 25, 1998 (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, is acting as representative (the "Representative"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective numbers of shares of Series C Preferred Stock set forth opposite the names of such Underwriters below:

                                        NUMBER OF
             UNDERWRITER                 SHARES
-------------------------------------   ---------
Morgan Stanley & Co. Incorporated....     409,375
Morgan Keegan & Company, Inc.........     409,375
Raymond James & Associates, Inc......     409,375
The Robinson-Humphrey Company, LLC...     409,375
A. G. Edwards & Sons.................      25,000
J.C. Bradford & Co. .................      25,000
BT Alex Brown Incorporated...........      25,000
CIBC Oppenheimer.....................      25,000
Equitable Securities Corporation.....      25,000
EVEREN Securities, Inc. .............      25,000
Cowen & Company......................      12,500
Crowell, Weedon & Co. ...............      12,500
Dain Rauscher Incorporated...........      12,500
Fahnestock & Co. Inc. ...............      12,500
First Albany Corporation.............      12,500
Gibraltar Securities Co. ............      12,500
Interstate/Johnson Lane
  Corporation........................      12,500
Janney Montgomery Scott Inc. ........      12,500
Legacy Securities Corp. .............      12,500
Legg Mason Wood Walker,
  Incorporated.......................      12,500
McDonald & Company Securities,
  Inc. ..............................      12,500
McGinn, Smith & Co., Inc. ...........      12,500
Fifth Third/The Ohio Company.........      12,500
Piper Jaffray Inc. ..................      12,500
Roney & Co., L.L.C. .................      12,500
Scott & Stringfellow, Inc. ..........      12,500
Tucker Anthony Incorporated..........      12,500
                                        ---------
     Total...........................   2,000,000
                                        =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series C Preferred Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Series C Preferred Stock offered hereby if any are taken.

     The Underwriters initially propose to offer part of the Series C Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price that represents a concession not in excess of $.50 per share of Series C Preferred Stock below the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.40 per share of Series C Preferred Stock to other Underwriters or to certain other dealers. After the initial offering of the Series C Preferred Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company and the several Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 30 days after the date of this Prospectus Supplement (a) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of preferred stock, any shares of any other class or series of capital stock of the Corporation which is substantially similar to the Series C Preferred Stock or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of preferred stock, any shares of any other class or series of capital stock of the Corporation which is substantially similar to the Series C Preferred Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of preferred stock, other securities, in cash or otherwise.

     The Company will apply to list the Series C Preferred Stock on the New York Stock Exchange. Trading of the Series C Preferred Stock on the New York Stock Exchange is expected to commence within the 30-day period after initial delivery of the Series C Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series C Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The Underwriters will have no obligation to make a market in the Series C Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

     In order to facilitate the offering of the Series C Preferred Stock, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series C Preferred Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Series C Preferred Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Series C Preferred Stock, the Underwriters may bid for, and purchase, shares of Series C Preferred Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Series C Preferred Stock in the Offering, if the syndicate repurchases previously distributed Series C Preferred Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series C Preferred Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                    EXPERTS

     The audited financial statements of the Company incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement of which this Prospectus Supplement is a part, have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in the report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the shares of the Series C Preferred Stock offered hereby will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, P.C., Memphis, Tennessee. Certain legal matters relating to the validity of the Series C Preferred Stock offered hereby will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In addition to the documents incorporated by reference in the accompanying Prospectus, the following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 1-12762) are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A dated April 2, 1998 and Form 10-K/A dated April 27, 1998; (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (c) Amended Quarterly Reports on Forms 10-Q/A for the quarter ended March 31, 1997, dated February 2, 1998, and the quarter ended June 30, 1997, dated February 2, 1998; (d) Current Reports on Forms 8-K dated June 16, 1998, June 12, 1998, May 26, 1998, April 30, 1998, March 13, 1998 (as
amended by Form 8-K/A dated May 26, 1998) and February 19, 1998; (e) Amended Current Report on Form 8-K/A dated February 5, 1998 (amending Current Report on Form 8-K dated September 30, 1997); (f) Proxy Statement for the Company's 1998 Annual Meeting of Shareholders; and (g) the description of the Company's 8 7/8% Series B Cumulative Preferred Stock contained in the Company's Registration Statement on Form 8-A/A filed with the Commission on November 19, 1997. For additional information with respect to documents incorporated by reference herein, see "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

PROSPECTUS

                    MID-AMERICA APARTMENT COMMUNITIES, INC.

                                  $233,875,000

                    DEBT SECURITIES, PREFERRED STOCK, COMMON
                         STOCK AND SECURITIES WARRANTS

     Mid-America Apartment Communities, Inc. (the "Company") may from time to time offer and sell in one or more series (i) its unsecured debt securities the "Debt Securities"); (ii) shares of its preferred stock, par value $.01 per share (the "Preferred Stock"); (iii) shares of its common stock, par value
$.01 per share ("Common Stock"); or (iv) warrants to purchase Debt Securities the "Debt Securities Warrants"), warrants to purchase Preferred Stock (the "Preferred Stock Warrants") and warrants to purchase Common Stock (the
"Common Stock Warrants") (the Debt Securities Warrants, Preferred Stock
Warrants and Common Stock Warrants, collectively, the "Securities Warrants"), with an aggregate public offering price of up to $233,875,000. The Debt Securities, Preferred Stock, Common Stock and Securities Warrants offered pursuant hereto (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). The aggregate public offering price and terms of the Offered Securities will be determined by market conditions at the time such securities are offered. Unless otherwise specified in a Prospectus Supplement, the proceeds from the sale of the Offered Securities will be received by the Company and used for general corporate purposes.

     The applicable Prospectus Supplement shall set forth (i) with respect to the Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, any sinking fund provisions and any conversion provisions, (ii) with respect to Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other right, and all other specific terms of the Preferred Stock, (iii) with respect to the Common Stock, the specific number of shares and issuance price per share, and (iv) with respect to the Securities Warrants, the duration, offering price, exercise price and detachability. The applicable Prospectus Supplement will also contain information, where applicable, about all material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be sold: (i) directly by the Company; (ii) through underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate; and (iii) through agents designated from time to time. Certain terms of any offering and sale of Offered Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Securities Warrants to be purchased, the purchase price of the Offered Securities, any applicable commissions, discounts and other compensation to underwriters, dealers and agents, and the proceeds to the Company from such sale, will be set forth in, or calculable from information contained in, a Prospectus Supplement. See "Plan of Distribution."

     The Common Stock is listed on the New York Stock Exchange under the symbol "MAA." To ensure that the Company maintains its qualification as a REIT, ownership by any person is limited to 9.9% of the total value of outstanding capital stock of the Company, with certain exceptions. See "Description of Capital Stock -- Ownership Limitations."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   ------------------------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 9, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the
Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Securities and Exchange Commission's web site (http://www.sec.gov). The Common Stock of the Company is listed on the New York Stock Exchange, and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Offered Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or other document referred to herein or therein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 1-12762) are incorporated herein by reference:

          (a)  Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 1997 and June 30, 1997, respectively;

          (c) Current Reports on Form 8-K dated August 19, 1997, June 5, 1997, April 25, 1997, April 11, 1997, March 19, 1997, and February 21, 1997 and
     Current Reports of Form 8-K/A dated July 29, 1997, April 11, 1997, June 10, 1997, May 19, 1997, March 17, 1997 and February 21, 1997;

          (d) pages 2 through 10 of the Company's Proxy Statement for its 1997 Annual Meeting of Shareholders;

          (e) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on December 14, 1993; and

          (f) the description of the Company's 9.5% Series A Cumulative Preferred Stock contained in the Company's Registration Statement on Form 8-A/A filed with the Commission on October 11, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Offered Securities offered hereby have been sold or which deregisters all Offered

Securities then remaining unsold shall be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Mid-America Apartment Communities, Inc., 6584 Poplar Avenue, Suite 340, Memphis, Tennessee, 38138, Attention: Lynn A. Johnson, Secretary, telephone
(901) 682-6600.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, AS USED HEREIN, THE TERM "COMPANY" INCLUDES MID-AMERICA APARTMENT COMMUNITIES, INC., ITS PREDECESSOR AND THOSE ENTITIES OWNED OR CONTROLLED THEREBY, INCLUDING MID-AMERICA APARTMENTS, L.P., A TENNESSEE LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"), ALL SUBSIDIARY LIMITED PARTNERSHIPS AND ALL QUALIFIED REIT SUBSIDIARIES OF THE COMPANY. WHERE USED HEREIN, THE TERM "FUNDS FROM OPERATIONS" ("FFO") SHALL MEAN NET INCOME (COMPUTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES), EXCLUDING EXTRAORDINARY ITEMS, MINORITY INTEREST IN OPERATING PARTNERSHIP INCOME, GAIN OR LOSS ON DISPOSITION OF REAL ESTATE ASSETS, AND CERTAIN NON-CASH ITEMS, PRIMARILY DEPRECIATION AND AMORTIZATION, LESS PREFERRED STOCK DISTRIBUTIONS. FFO IS COMPUTED IN ACCORDANCE WITH THE CURRENT NATIONAL ASSOCIATION OF REAL ESTATE INVESTMENT TRUSTS, INC. ("NAREIT") DEFINITION, WHICH ELIMINATES AMORTIZATION OF DEFERRED FINANCING
COSTS AND DEPRECIATION OF NON-REAL ESTATE ASSETS AS ITEMS ADDED BACK TO NET INCOME WHEN COMPUTING FFO. THE COMPANY ADOPTED THIS METHOD OF CALCULATING FFO EFFECTIVE AS OF THE NAREIT-SUGGESTED ADOPTION DATE OF JANUARY 1, 1996.

                                  THE COMPANY

GENERAL

     The Company is a Memphis, Tennessee-based self-administered and self-managed umbrella partnership REIT ("UPREIT") which, as of June 30, 1997, owned and operated 80 apartment communities containing 21,482 apartment units in 12 states (the "Communities"). At June 30, 1997, the Communities had an average occupancy of 94.1% and an average rental rate per unit of $540.

     Founded in 1977 by George E. Cates, the Company's Chairman of the Board of Directors and Chief Executive Officer, the Company's predecessor grew from an operator of a single 252-unit apartment community in Memphis, Tennessee into a fully-integrated owner and operator of 5,580 apartment units in 22 apartment communities in four southeastern states immediately prior to the Company's initial public offering in February 1994 (the "Initial Offering"). Since the Initial Offering, the Company has increased in size by 58 apartment communities containing 15,902 apartment units, including 12 apartment communities containing 3,212 apartment units acquired in the Company's merger with America First REIT, Inc. ("AFR") in June 1995 (the "AFR Merger") for an aggregate value of approximately $111 million (as measured by Common Stock issued and AFR debt assumed).

     The Company's internal growth strategy is to increase operating cash flow by (i) increasing rental rates through physical and marketing improvements, (ii) controlling expenses through its system of detailed management reporting and accountability, and (iii) maintaining high occupancy levels. The Company's external growth strategy is to acquire and selectively develop additional apartment units and, when apartment communities no longer meet the Company's long-term strategic objectives or investment return goals, to dispose of those communities. Through the UPREIT structure, the Company has the ability to acquire apartment communities by issuing units of limited partnership interest in the Operating Partnership ("Units") in tax-deferred exchanges with owners of such communities.

     The Company seeks to acquire apartment communities appealing to middle and upper income residents in mid-size cities primarily in the southeastern United States and Texas. Approximately 65% of the Company's apartment units are located in Tennessee, Florida and Texas markets. The Company's strategic focus is to provide its residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. The Company's utilizes its experience and expertise in maintenance, landscaping, marketing and management to effectively "reposition" many of the apartment communities it acquires to raise occupancy levels and per unit average rentals.

     As of July 31, 1997, the executive officers and directors of the Company owned approximately 12% of the combined outstanding Common Stock and Class A Common Units of Limited Partnership Interest in the Operating Partnership ("Class A Common Units"). Class A Common Units are redeemable by the holders thereof for Common Stock on a one-for-one basis, or, at the Company's sole election, for cash. Stock and other incentive compensation are used to motivate employees to meet long-term management goals that are consistent with creating value for the Company's shareholders.

     The Company's principal executive offices are located at 6584 Poplar Avenue, Suite 340, Memphis, Tennessee 38138 and its telephone number is (901) 682-6600.

THE OPERATING STRUCTURE OF THE COMPANY

     The Company is formed and operates in an UPREIT structure primarily through the Operating Partnership and certain subsidiary operating partnerships. In addition, the Company owns four Communities directly and 9 Communities through wholly owned qualified REIT subsidiaries (each, a "QRS" and, collectively, "QRSs") as defined in Section 856(i) of the Code.

  THE OPERATING PARTNERSHIP

     The Operating Partnership is the principal operating unit of the Company and currently owns and operates 48 Communities and an approximately 42,000 square foot office building in Memphis, Tennessee in which the Company's principal offices are located (the "Office Building"). In addition, the Operating Partnership has entered into definitive agreements to acquire 3 apartment communities and to acquire approximately 64 acres of land on which it intends to develop an apartment community (the "Proposed Acquisitions"). The Operating Partnership conducts the Company's multifamily property management, marketing, landscaping and acquisition business. The Company currently owns directly a 1% general partnership interest in the Operating Partnership, and, through its QRS, MAC II of Delaware, Inc., owns a 80.4% limited partnership interest in the Partnership. The remaining 18.6% limited partnership interest in the Partnership is owned by the holders of Class A Common Units. The Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as further amended (the "Partnership Agreement") provides for a special allocation of net income or loss of the Operating Partnership to holders of the Class A Common Units to provide such holders with the economic and tax attributes that they would enjoy if the Operating Partnership owned all assets currently owned outright by the Company or by the AFRI QRSs (hereinbelow defined).

  THE TEXAS OPERATING PARTNERSHIP

     Nine Communities are owned and operated through Mid-America Apartments of Texas, L.P. (the "Texas Operating Partnership") in which the Operating Partnership is the sole 99% limited partner and MAC of Delaware, Inc., a QRS of the Company is the sole 1% general partner. The Texas Operating Partnership is the primary operating unit of the Company in the state of Texas.

  SUBSIDIARY PARTNERSHIPS

     Nine Communities are owned and operated through subsidiary limited partnerships (the "Subsidiary Partnerships"). The Company is the sole general partner of all Subsidiary Partnerships except one, owning between a 1% and 10% general partnership interest therein, and the Operating Partnership is the sole limited partner thereof, owning between a 90% and 99% limited partnership interest therein. One Community is owned in a single purpose Subsidiary Partnership of which a QRS is the sole general partner owning a 1% general partnership interest therein, and the Operating Partnership is the sole limited partner thereof, owning a 99% limited partnership interest therein.

  PROPERTIES OWNED BY QRSS

     Nine Communities are owned through five QRSs, namely America First Austin REIT, Inc., America First Florida REIT, Inc., America First South Carolina REIT, Inc., America First Tennessee REIT, Inc., and

America First Texas REIT, Inc. (collectively, the "AFRI QRSs"). The AFRI QRSs became wholly owned subsidiaries of the Company in connection with the AFR Merger.

TAX STATUS OF THE COMPANY

     The Company elected to be taxed as a REIT for federal income tax purposes for its taxable year ended December 31, 1994, and expects to continue to be taxed as a REIT. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification as a REIT ("REIT Qualification") under the Internal Revenue Code of 1986, as amended
(the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. REIT Qualification involves application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year the Company should fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which REIT Qualification was lost. As a result, the Company's ability to make distributions to its shareholders would be adversely affected. See "Federal Income Tax Considerations."

     To ensure that the Company qualifies as a REIT, transfer of the Company's capital stock is subject to certain restrictions and ownership of the capital stock by any single person is limited to 9.9% of the total value of outstanding capital stock, subject to certain exceptions. See "Description of Capital
Stock -- Ownership Limitations."

                                  RISK FACTORS

     AN INVESTMENT IN THE OFFERED SECURITIES INVOLVES VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. INVESTORS SHOULD CAREFULLY CONSIDER THESE RISK FACTORS TOGETHER WITH ALL OF THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT IN DETERMINING WHETHER TO PURCHASE THE OFFERED SECURITIES. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE,"
OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND CERTAIN OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS, AND ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN AND EXHIBITS HERETO AND THERETO, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY SUCH FORWARD-LOOKING STATEMENTS.

REAL ESTATE INVESTMENT RISKS

  GENERAL RISKS

     The Company's ability to make distributions to its shareholders is dependent on the ability of the Company to generate FFO in excess of scheduled principal payments on indebtedness and capital expenditure requirements. FFO and the value of the Communities may be adversely affected by events or conditions which are beyond the Company's control, including an oversupply of apartments or a reduction in demand for apartments in the Company's markets, the cost of regulation, changes in tax laws, housing laws, increasing interest rate levels, and the unavailability of financing. FFO would be adversely affected if a significant number of residents were unable to pay rent or if apartments could not be rented on favorable terms. Significant expenditures associated with each equity investment in a Community (such as mortgage payments, if any, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in a Community's rent revenue.

  OPERATING RISKS

     The Communities are subject to all operating risks common to apartment communities in general. Such risks include: (i) competition from other apartment communities and alternative housing, (ii) new construction of comparable properties or adverse economic conditions in the areas in which the Communities are located, either of which might adversely affect apartment occupancy or rental rates, (iii) increases in operating costs (including real estate taxes) due to inflation and other factors, which increases may not necessarily be offset by increased rents; (iv) inability or unwillingness of residents to pay rent increases, (v) future enactment of rent control laws or other laws regulating multifamily housing, including present and possible future laws relating to access by disabled persons; and (vi) disagreements with joint venture partners or real estate co-investors, if any. The local rental market may limit the extent to which rents may be increased in response to operating expense increases without decreasing occupancy rates. Historically, the Company has incurred increased operating expenses in the third calendar quarter due to planned increases in apartment unit turnover during such quarter. The Company's ability to make expected distributions to shareholders could be adversely affected by any of the above-described events.

  DEPENDENCE ON MEMPHIS, TENNESSEE MARKET

     As of July 31, 1997, approximately 21% of the apartment units in the Communities were located in the Memphis, Tennessee market. The Company's performance, therefore, may be linked to economic conditions in that market. Adverse developments in that market, including the risk factors described above, could adversely affect the Company's operating results.

  ILLIQUIDITY OF REAL ESTATE COULD ADVERSELY AFFECT THE PRICE AND TIMING OF SALES OF COMMUNITIES

     Real estate investments are relatively illiquid and, therefore, the Company's ability to vary its portfolio promptly in response to changes in economic or other conditions may be limited. The Operating Partnership has agreed that it will not sell or refinance Greenbrook Apartments, a 1,031-unit apartment community transferred to the Company by Robert F. Fogelman, a member of the Company's Board of Directors, in connection with the Company's formation, without the advance written consent of Mr. Fogelman, so long as he continues to own at least 217,500 Common Units. The Company also has agreed not to sell or refinance four other Communities without the advance written consent of certain limited partners of the Operating Partnership (including, with respect to one Community in addition to Greenbrook, Mr. Fogelman; all such limited partners being collectively referred to hereinafter as the "Taxable Partners") who continue to own in the aggregate at least 50% of the Common Units received on account of the transfer of the applicable Community in connection with the Company's formation. The Taxable Partners may withhold such consent in their sole discretion, precluding the sale or refinancing of such Communities, which could adversely affect the Company's liquidity or ability to take advantage of particular opportunities.

  BOND COMPLIANCE REQUIREMENTS MAY LIMIT INCOME FROM CERTAIN COMMUNITIES

     Nineteen of the Company's Communities have been financed with the proceeds of the issuance of tax-exempt bonds or HUD guaranteed loans and are subject to restrictive covenants or deed restrictions. The aggregate outstanding principal amount of such financing as of July 31, 1997 was approximately $97.1 million. Communities financed with the proceeds of tax-exempt bonds are subject to various restrictions and requirements, including a requirement that not less than 20% of the apartment units in each such Community be occupied by residents whose income does not exceed 80% of the median income for the area at all times during the period specified in the bond documents. The bond compliance requirements may have the effect of limiting the Company's income from affected Communities in the event the Company is required to lower its rental rates to attract residents meeting the qualification requirements. In the event that tax law requirements are not met, interest on the bonds could become subject to federal and state income tax, which would result in either an increase in the interest rate on such bonds or an early redemption of the bonds (which redemption could be at a premium).

  POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, when released, may adversely affect occupancy of the Properties affected and the owner's ability to sell such real estate or to borrow using such real estate as collateral. In addition to investigation and clean-up actions brought by federal, state and local agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. The Company has not been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of its Communities or developments, nor is the Company aware of any other material environmental condition with respect to any of the Communities.

     Each of the Communities has been subjected to a Phase I environmental site assessment ("ESA") (which does not involve invasive procedures, such as soil sampling or ground water analysis) by independent environmental consultants. Phase II testing (which involves invasive procedures) has been performed on two of the Company's Communities. These ESAs have not revealed any significant environmental liability that would have a material adverse effect on the Company's business. However, in connection with the ownership and operation of the Communities, the Company, the Operating Partnership, the Texas Operating Partnership or the Operating Subsidiaries, as the case may be, potentially may be liable for damages or cleanup, investigation or remediation costs.

     With the exception of two Communities, the ESAs completed prior to 1994 have been updated in connection with additional financings. Several of the ESAs indicated the presence of radon levels exceeding

Environmental Protection Agency ("EPA") approved levels. In each instance where sampling disclosed elevated radon levels, the owners of the affected Communities have taken the recommended remedial actions, and subsequent testing was done to confirm that the levels were brought to acceptable EPA levels. Unknown and unremediated radon levels at any Community could give rise to personal injury claims by residents and others. No assurances can be given that existing ESAs with respect to any of the Communities have revealed all environmental liabilities, that any prior owner of a Community did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Communities.

     Twenty of the Communities have asbestos-containing materials ("ACM") on or in insulation, floor and ceiling coverings. While the precise amounts of ACM contained in the Communities cannot be determined without incurring substantial expense, the Company believes, based on its review of the Phase I and Phase II environmental reports, that overall levels are low and that ACM at 12 of the Communities are non-friable. Friable ACM are contained in eight Communities and the Company believes that such ACM are subject to adequate maintenance programs. The ESAs do not recommend any remediation of ACM at any Community. However, there can be no assurance that the Company will not be required to remediate ACM in the future at significant expense, which could have a material adverse affect on the Company's ability to make distributions to shareholders.

  COMPLIANCE WITH OTHER LAWS.

     The Communities and any apartment community acquired or developed by the Company in the future must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such Communities are "public accommodations" and/or "commercial facilities" as defined by the ADA.
Compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the Communities, where such removal is readily achievable. The ADA does not, however, consider residential properties such as apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. The Company believes that the Communities comply with all present requirements under the ADA and applicable state laws. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants.

     The Fair Housing Amendments Act of 1988 (the "FHA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the FHA could result in the imposition of fines or an award of damages to private litigants. The Company believes that the Communities that are subject to the FHA are in compliance with such law.

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company currently uses and intends to continue using debt financing for acquisitions and development. Such debt financing may include permanent mortgage financing and the use of the Company's unsecured bank line of credit (the "Credit Line"). Payments of principal and interest on borrowings may leave the Company with insufficient cash resources to operate the Communities or pay distributions required to be paid in respect of the Series A Preferred Stock or in order for the Company to maintain its qualification as a REIT. The Board of Directors has adopted a policy limiting the Company's indebtedness to 60% of adjusted gross assets (defined as the gross tangible book value of the Company's assets, plus $10 million), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Company's ratio of debt to adjusted gross assets was approximately 46% at July 31, 1997. The Board of Directors, without shareholder approval, can amend or modify its current policy on borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's FFO, cash flow and ability to make distributions to its shareholders; increase the risk of default on the Company's obligations and increase the risk of foreclosure on property securing debt.

     As of July 31, 1997, approximately $131.7 million of long-term fixed rate debt was recourse to the Operating Partnership. The Company has agreed to maintain $8.9 million of recourse debt in order to preserve the tax bases of the Taxable Partners (except Mr. Fogelman) in their Common Units. Upon the liquidation and dissolution of the Operating Partnership, the Taxable Partners (except Mr. Fogelman) have agreed to indemnify the Company for any deficiency in the repayment of such debt and contribute the amount of any such deficiency to the Operating Partnership as additional capital. Mr. Fogelman has personally guaranteed $12.6 million of long-term fixed rate non-recourse indebtedness in order to preserve his tax basis in his Common Units. The Company has agreed to maintain at least $12.6 million of such guaranteed non-recourse indebtedness for so long as Mr. Fogelman owns at least 285,250 Common Units. The Company has agreed to indemnify Mr. Fogelman and the other Taxable Partners for taxes, penalties and interest that may be incurred due to inadvertent prepayment of debt by the Company. The foregoing agreements require that the Company to maintain at least $21.5 million of indebtedness unless the appropriate Taxable Partners consent to the prepayment of such indebtedness or dispose of their Common Units, which could limit the Company's ability to control the terms of its mortgage financing or the Credit Line. The Company could be forced to dispose of certain Communities upon disadvantageous terms, which could result in losses to the Company and could adversely affect cash flow available for distribution to shareholders. Moreover, if a Community is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Community could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

TAX RISKS

  TAX LIABILITIES AS A CONSEQUENCE OF THE FAILURE TO QUALIFY AS A REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. The Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "Service") that it qualifies as a REIT. The continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding capital stock, the nature of its assets, the sources of its income and the amount of its distributions to its shareholders. See "Federal Income
Tax Considerations."

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its resulting taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Code, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost. As a result, the funds available for distribution to shareholders would be reduced substantially for each of the years involved. Although the Company currently intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's Board of Directors, with the affirmative vote of two-thirds of the outstanding shares of the Company's Common Stock, to revoke the Company's REIT election. See "Federal Income Tax Considerations".

  REIT MINIMUM DISTRIBUTION REQUIREMENTS

     In order to avoid corporate income taxation of the earnings it distributes, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year and (iii) 100% of its undistributed income from prior years.

     The Company has made and intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of the Company's share of the income of the Operating Partnership, and the Company's cash available for distribution will consist primarily of the Company's share of cash distributions from the Operating Partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the multi-family residential industry could require the Company, through the Operating Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

     Distributions by the Operating Partnership will be determined by the Board of Directors of the Company, as the sole general partner of the Operating Partnership, and will be dependent on a number of factors, including the aggregate amount of the Operating Partnership's cash available for distribution, the Operating Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the aggregate amount of capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

  CLASSIFICATION OF THE OPERATING PARTNERSHIP, THE TEXAS OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REAL ESTATE INVESTMENT TRUST STATUS

     The Company has not requested, and does not expect to request, a ruling from the Service that the Operating Partnership, the Texas Operating Partnership or any Subsidiary Partnership (collectively, the "Property Partnerships") will be classified as partnerships for federal income tax purposes. If the Service were to challenge successfully the tax status of any Property Partnership as a partnership for federal income tax purposes, such Property Partnership would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for a variety of reasons. Furthermore, imposition of a corporate income tax on any Property Partnership would substantially reduce the amount of cash available for distribution to the Company and its shareholders. See "Federal Income Tax Considerations."

  OTHER TAX LIABILITIES

     Even if the Company qualifies as a REIT, the Company, any QRS, or any Property Partnership may be subject to certain federal, state, and local taxes on their income and property which could reduce operating cash flow.

POTENTIAL CONFLICTS OF INTEREST

     Holders of Class A Common Units may suffer different and more adverse tax consequences than the Company upon the sale of any of the Communities acquired upon formation of the Company or refinancing or prepayment of indebtedness associated with or secured by any of such Communities. Therefore, such holders, including Mr. Cates, Mr. Fogelman, and O. Mason Hawkins, who is also a member of the Board of Directors, may have different objectives from the Company regarding the appropriate pricing and timing of any refinancing or prepayment of indebtedness associated with such Communities or any sale of such Communities. The Company has exclusive authority as to whether and on what terms to sell or refinance or repay indebtedness related to an individual Community (except certain Communities described below), and the Company's bylaws provide that a majority of the Board of Directors, including a majority of the independent directors, may approve the sale or other disposition of a Community. However, Messrs. Cates, Fogelman and Hawkins may influence the remaining directors not to approve the sale of or refinancing of the indebtedness associated with a particular Community, even though such sale or refinancing might otherwise be financially advantageous to the Company, or may influence the Company to refinance the indebtedness associated with a particular Community and increase the level of debt. Moreover, as to five of the Communities acquired upon formation of the Company, the Operating Partnership has agreed that it will not sell such Communities or refinance the indebtedness associated with such Communities without the advance written consent of certain former owners thereof. Mr. Fogelman is one of those former owners. Such owners are likely to be motivated by tax reasons to withhold such consent, which would adversely affect the Operating Partnership's ability to take advantage of particular opportunities. Further, the Company is obligated to (i) maintain at least $12.6 million of non-recourse debt guaranteed by Mr. Fogelman so long as he continues to own 285,250 Common Units and (ii) maintain approximately $8.9 million of recourse debt in order to preserve the Taxable Partners' tax bases in their Common Units.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     The Company's charter limits ownership of the Company's capital stock by any single shareholder to 9.9% of the aggregate value of the outstanding capital stock (the "Ownership Limit"). Shares acquired or transferred in breach of the Ownership Limit shall be deemed "Excess Shares" and shall be (i) held in trust for the exclusive benefit of the person(s) to whom such Excess Shares may later be transferred, (ii) subject to transfer at the direction of the Board of Directors, and (iii) subject to redemption at a price equal to the lesser of (a) the price paid by the holder of such Excess Shares or (b) the closing price per share of such shares on the New York Stock Exchange (the "NYSE") (which redemption price may be paid in Common Units). An individual who acquires Excess Shares bears the risk that, among other things, (i) he may lose control over the power to dispose of such Excess Shares, (ii) he may not be able to recognize the profit from the sale of such Excess Shares upon an increase in the market price thereof, and (iii) he may be required to recognize a loss from the sale of such Excess Shares upon a decrease in the market price thereof.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

  OWNERSHIP LIMIT

     The Ownership Limit may have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors. See "Description of Capital Stock of the Company -- Ownership Limitations."

  STAGGERED BOARD OF DIRECTORS

     The Board of Directors has three classes of directors. The terms of the first, second and third classes will expire in 1998, 1999, and 2000, respectively. Directors in each class are elected for a three-year term. The staggered terms for directors may affect the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest. See "Description of Capital Stock of the Company -- Charter and Bylaw Provisions."

  PREFERRED STOCK

     The Company's Charter authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. Currently, 2,000,000 shares of the Company's 9.5% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") are issued and outstanding. See "Description of Capital Stock of the Company -- Preferred Stock" and "-- Series A Preferred Stock."

  TENNESSEE ANTI-TAKEOVER STATUTES

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Business Corporation Act (the "TBCA"), which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. These provisions may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. See "Description of Capital Stock of the Company -- Tennessee Anti-Takeover Statutes."

                                USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of the Offered Securities by the Company to the Operating Partnership in exchange for units of limited partnership interests having characteristics similar to those of the Offered Securities. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Offered Securities will be used by the Company for general corporate purposes, which may include the acquisition and development of multifamily properties as suitable opportunities arise, the improvement of certain properties in the Company's portfolio and the repayment of certain then-outstanding secured or unsecured indebtedness.

                   CONSOLIDATED RATIO OF EARNINGS TO COMBINED
              FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS AND
                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of earnings to combined fixed charges and preferred stock distributions of the Company and for the predecessor to the Company prior to February 4, 1994:

                                                                                                  PERIOD ENDED
                                                   YEAR ENDED DECEMBER 31,                          JUNE 30,
                                          ------------------------------------------              ------------
                                            1992       1993       1994       1995       1996          1997
                                          ---------  ---------  ---------  ---------  ---------   ------------
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Distributions.........................      1.07x      1.32x      1.82x      1.50x      1.52x       1.48x
Ratio of Earnings to Fixed Charges......      1.07x      1.32x      1.82x      1.50x      1.57x       1.73x

     For the purpose of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock distributions and the consolidated ratio of earnings to fixed charges, earnings consist of net income (loss) before gain on disposition of properties, extraordinary items and allocation to minority interests, plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs. Prior to 1996, the Company had not issued any Preferred Stock; therefore, for the years prior to 1996 the ratios of earnings to combined fixed charges and preferred stock distributions and the ratios of earnings to fixed charges are the same.

                          DESCRIPTION OF CAPITAL STOCK

     THE SUMMARY OF THE TERMS OF THE SHARES OF THE COMPANY'S CAPITAL STOCK SET FORTH BELOW DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AMENDED AND RESTATED CHARTER OF THE COMPANY AS FURTHER AMENDED, AND THE AMENDED AND RESTATED BYLAWS OF THE COMPANY, BOTH OF WHICH MAY BE FURTHER AMENDED FROM TIME TO TIME AND BOTH OF WHICH ARE INCORPORATED HEREIN BY REFERENCE.

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote.

COMMON STOCK

     Subject to such preferential rights granted by the Board of Directors in connection with the issuance of the Series A Preferred Stock and preferential rights as may be granted by the Board of Directors in connection with the future issuances of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of the Series A Preferred Stock and other shares of Preferred Stock which may be issued in the future. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Tennessee law and as the Board of Directors may determine by adoption of an amendment to the Company's Charter without any further vote or action by the Company's shareholders. As of the date of this Prospectus, 2,000,000 shares of the Series A Preferred Stock were issued and outstanding, having the following rights, restrictions, limitations, preferences, and other attributes:

  THE SERIES A PREFERRED STOCK

     Maturity. The Series A Preferred Stock has no stated maturity and is not be subject to any sinking fund or mandatory redemption.

     Rank. The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to the Series A Preferred Stock, (ii) on parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock.

     Dividends. Holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash distributions at the rate of 9.5% per annum of the $25 liquidation preference per share (equivalent to a fixed annual amount of $2.375 per share).

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid distributions to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights.

     Redemption. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the Series A Preferred Stock is not redeemable prior to November 1, 2001. On and after such date, the Series A Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus distributions accrued and unpaid to the redemption date (whether or not declared) without interest.

     Voting Rights. Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever distributions on any shares of Series A Preferred Stock shall be in arrears for 18 or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until all distributions accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Stock.

     Conversion. The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

CHARTER AND BYLAW PROVISIONS

     Shareholders' rights and related matters are governed by the TBCA, the Company's Charter and its Bylaws. Certain provisions of the Charter and Bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

     VOTING REQUIREMENT. The Company's Charter may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. The Company's Bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of the Board of Directors then holding office, unless the shareholders prescribe that any such bylaw may not be amended or repealed by the Board of Directors. Notwithstanding the foregoing, the Company cannot take any action intended to terminate its qualification as a REIT without the affirmative vote of at least two-thirds of the outstanding shares of Common Stock.

     SPECIAL MEETINGS. Under the Company's Bylaws, special meetings of the shareholders may be called by shareholders only if such shareholders hold outstanding shares representing more than 50% of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.

     STAGGERED BOARD OF DIRECTORS. The Company's Board of Directors is divided into three classes of directors serving staggered three year terms. A majority of the directors must be persons who are not officers of the Company. The requirements for a majority of independent directors and the provisions for staggered terms of directors may not be changed without approval of a majority of the shareholders or by 80% of the members of the Board of Directors. Certain provisions of the Company's Charter, including the use of a staggered board, may render more difficult a change in control of the Company or removal of incumbent management.

     ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS. The Bylaws of the Company provide that with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the Board of Directors, or (ii) by a shareholder who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of shareholders, nominations of persons for election to the Board of Directors may be made only (x) by or at the direction of the Board of Directors or (y) by any shareholder of the Company who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

     The advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

LIMITATION OF DIRECTORS' LIABILITY

     The Company's Charter eliminates, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damages for breaches of such director's duty of care or other duties as a director. The Charter does not provide for the elimination of or any limitation on the personal liability of a director for (i) any breach of a director's duty of loyalty to the Company, (ii) acts or omissions which involve intentional misconduct or knowing violations of law, (iii) unlawful corporate distributions, or (iv) acts or omissions which involve transactions from which the director derived an improper personal benefit. The Charter of the Company further provides that if the TBCA is amended to authorize corporate action further eliminating or limiting the personal liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the TBCA, as amended. These provisions of the Charter will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder of the Company.

TENNESSEE ANTI-TAKEOVER STATUTES

     In addition to certain of the Company's Charter provisions discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the Common Stock.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer (unless the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes), may offer to acquire any class of equity security of an offeree company pursuant to a tender offer if after the acquisition thereof the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the company (a "Takeover Offer"). Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and make for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to offeree, the offeror shall make the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

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     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

     "Business combination" is defined by the Tennessee Business Combination
Act as any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% of more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares, or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder, (v) plan of liquidation of dissolution proposed by the interested shareholder, (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder, or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder.

     "Interested shareholder" is defined as (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction (a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

OWNERSHIP LIMITATIONS

     For the Company to qualify as a REIT under the Code, among other things, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer shareholders (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Company's Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines

                                       17
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that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit shall be deemed Excess Shares held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include the Company) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder thereof will not be entitled to vote, the Excess Shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Shares prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limitation shall be repaid to the Company upon demand.

     Excess Shares are further subject to transfer at the direction of the Board of Directors. If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds that amount paid by such holder for the Excess Shares.

     In addition, the Company will have the right, for a period of six months during the time any Excess Shares are held by the holder in trust, to redeem all or any portion of the Excess Shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the Company's charter) of the capital stock on the date the Company give notice of its intent to redeem such Excess Shares. The six month period begins on the date on which the Company receives written notice of the transfer or other event resulting in the classification of capital stock as Excess Shares.

     Each shareholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests in the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

OTHER MATTERS

     The transfer agent and registrar for the Company's Common Stock is AmSouth Bank of Alabama, Birmingham, Alabama.

     Pursuant to the TBCA, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of the Operating Partners